TO: SECURITIES EXCHANGE COMMISSION

APPENDIX 3B

082-00034

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be [redacted]

06016317

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

SUPPL

Part 1 – All issues *NOT APPLICABLE*

1 Class of securities issued or to be issued

2 Number of securities issued or to be issued (if known) or maximum number which may be issued.

3 Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)

4 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

PROCESSED
AUG 28 2006
THOMSON FINANCIAL

RECEIVED
2006 AUG 24 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 Issue price or consideration

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

dlw 8/24

7	Dates of entering securities into uncertificated holdings or despatch of certificates	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**13,000**
39	Class of securities for which quotation is sought	**Fully paid ordinary shares.**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Consistent with all other ordinary shares on issue.**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of the restriction on dealing on shares issued on the vesting of Share Acquisition Rights (SARs) granted pursuant to the Santos Employee Share Purchase Plan.**

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
595,860,497	**Fully paid ordinary shares.**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS).**

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
49,800	(i) held by eligible employees; and
93,702	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
469,300	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
1,865,093	Executive options issued pursuant to the Santos Executive Share Option Plan.
91,950	Fully paid ordinary shares issued pursuant to the vesting of SARs

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 17 August 2006

Company Secretary

Print name: WESLEY JON GLANVILLE

SANTOS LTD

Appendix 4D

Half-Year Report under Listing Rule 4.2A

For the period ended 30 June 2006

ABN	Previous corresponding period
80 007 550 923	30 June 2005

2. Results for announcement to the market

				$A million
Revenue from ordinary activities	Up	28.8%	to	1,320.6
Profit from ordinary activities after tax attributable to members	Up	27.6%	to	369.5
Net profit for the period attributable to members	Up	27.6%	to	369.5

Interim Dividends	Amount per security	Franked amount per security at 30% tax
Ordinary securities	20.0¢	20.0¢
Preference securities	$2.5275	$2.5275

Record date for determining entitlements to the dividends	5 September 2006

Brief explanation of any of the figures disclosed above necessary to enable the figures to be understood:

Refer to attached media release for further commentary regarding the half-year 2006 result.

This half-year report is to be read in conjunction with the June 2006 half-year financial report.

3. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	N/A	N/A

4. Change in ownership of controlled entities

Control gained over entities having material effect

Name of entity	N/A

	$A million
Date from which control was gained	N/A
Where material to understanding of the report Consolidated profit from ordinary activities after tax of the controlled entity since the date in the current period on which control was acquired	N/A
Profit from ordinary activities after tax of the controlled entity for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

Name of entity	N/A

	$A million
Date from which control was lost	N/A
Consolidated profit from ordinary activities after tax of the controlled entity for the current period to the date of loss of control	N/A
Consolidated profit from ordinary after tax of the controlled entity while controlled during the whole of the previous corresponding period	N/A

5. Dividends

Date the dividend is payable	2 October 2006

	Current period $A million	Previous corresponding period $A million
Ordinary securities	119.2	106.6
Preference securities	15.2	15.9
Total	134.4	122.5

None of these dividends are foreign sourced.

6. Dividend Reinvestment Plans

The dividend or distribution plans shown below are in operation.

The Santos Dividend Reinvestment Plan is in operation. Shares are allocated at the daily weighted average market price of the Company's shares on the ASX over a period of 7 business days commencing on the business day after the Dividend Record Date. The Board has determined that no discount will apply.

The last date for receipt of election notices for the dividend or distribution plans	5 September 2006

7. Details of associates and joint venture entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal	
	Current period $A million	Previous corresponding period $A million
N/A	N/A	N/A

Santos Ltd
ABN 80 007 550 923

Santos

SANTOS LTD
(INCORPORATED IN SOUTH AUSTRALIA ON 18 MARCH 1954)
AND CONTROLLED ENTITIES

HALF-YEAR CONDENSED FINANCIAL REPORT
30 JUNE 2006

SANTOS LTD AND CONTROLLED ENTITIES

CONDENSED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2006

	Note	CONSOLIDATED 30 June 2006 $million	 30 June 2005 $million
Product sales	3	1,313.3	1,019.1
Cost of sales	4	(569.0)	(572.8)
Gross profit		744.3	446.3
Other revenue	3	7.3	6.2
Other income	3	9.7	6.5
Other expenses	4	(184.0)	(12.4)
Operating profit before net financing costs		577.3	446.6
Interest income	6	3.8	4.5
Finance expenses	6	(60.4)	(29.2)
Net financing costs		(56.6)	(24.7)
Profit before tax		520.7	421.9
Income tax expense		(151.2)	(132.4)
Net profit after income tax attributable to the shareholders of Santos Ltd		369.5	289.5
Earnings per share (¢)			
Basic		59.5	46.9
Diluted		57.1	44.5
Dividends per share ($)			
Redeemable preference shares	12	2.5300	2.4497
Ordinary shares	12	0.20	0.18

The income statement is to be read in conjunction with the notes to the half-year condensed financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

CONDENSED BALANCE SHEET

AS AT 30 JUNE 2006

	Note	CONSOLIDATED 30 June 2006 $million	31 December 2005 $million
Current assets			
Cash and cash equivalents		252.2	229.2
Trade and other receivables		503.0	511.7
Inventories		192.1	144.0
Other		-	27.2
Total current assets		947.3	912.1
Non-current assets			
Exploration and evaluation assets	7	385.8	339.1
Oil and gas assets	8	4,878.2	4,792.5
Other land, buildings, plant and equipment	9	82.2	73.5
Other investments		16.3	14.8
Deferred tax assets		46.7	57.4
Other		8.1	6.6
Total non-current assets		5,417.3	5,283.9
Total assets		6,364.6	6,196.0
Current liabilities			
Trade and other payables		391.0	392.2
Deferred income		4.8	4.9
Interest-bearing loans and borrowings		16.8	11.1
Current tax liabilities		106.7	184.7
Employee benefits		53.8	49.7
Other provisions		22.1	22.7
Other		1.8	1.8
Total current liabilities		597.0	667.1
Non-current liabilities			
Deferred income		11.2	13.8
Interest-bearing loans and borrowings		1,749.3	1,817.0
Deferred tax liabilities		520.8	512.9
Employee benefits		19.2	16.1
Other provisions		229.1	198.9
Other		5.3	6.3
Total non-current liabilities		2,534.9	2,565.0
Total liabilities		3,131.9	3,232.1
Net assets		3,232.7	2,963.9
Equity			
Issued capital	11	2,229.3	2,212.0
Reserves		(161.2)	(178.3)
Retained earnings		1,164.6	930.2
Total equity attributable to equity holders of Santos Ltd		3,232.7	2,963.9

The balance sheet is to be read in conjunction with the notes to the half-year condensed financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

CONDENSED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2006

	CONSOLIDATED	
	30 June 2006 $million	30 June 2005 $million
Cash flows from operating activities		
Receipts from customers	1,382.8	991.9
Interest received	3.9	4.5
Overriding royalties received	7.6	6.1
Insurance proceeds received	95.4	41.0
Pipeline tariffs and other (payments)/receipts	(12.2)	21.9
Payments to suppliers and employees	(489.1)	(333.2)
Royalty, excise and PRRT payments	(75.2)	(72.8)
Borrowing costs paid	(57.6)	(31.7)
Income taxes paid	(212.7)	(62.4)
Net cash provided by operating activities	642.9	565.3
Cash flows from investing activities		
Payments for:		
Exploration and evaluation expenditure	(147.9)	(177.8)
Oil and gas assets expenditure	(259.2)	(365.8)
Other land, buildings, plant and equipment	(15.3)	-
Acquisitions of oil and gas assets	(71.5)	-
Acquisitions of controlled entities	-	(83.1)
Restoration expenditure	(5.2)	(0.2)
Other investing activities	(0.8)	(0.2)
Proceeds from disposal of non-current assets	2.2	56.0
Net cash used in investing activities	(497.7)	(571.1)
Cash flows from financing activities		
Dividends paid	(118.6)	(101.0)
Proceeds from issues of ordinary shares	1.7	14.4
Net (repayment)/drawdown of borrowings	(5.5)	170.2
Net cash (used in)/provided by financing activities	(122.4)	83.6
Net increase in cash	22.8	77.8
Cash and cash equivalents at the beginning of the period	229.2	125.7
Effects of exchange rate changes on the balances of cash held in foreign currencies	0.2	0.4
Cash and cash equivalents at the end of the period	252.2	203.9

The cash flow statement is to be read in conjunction with the notes to the half-year condensed financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

CONDENSED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE SIX MONTHS ENDED 30 JUNE 2006

	CONSOLIDATED	
	30 June 2006 $million	30 June 2005 $million
Adjustment on initial adoption of AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement", net of tax, to:		
Retained profits	-	(2.4)
Reserves	-	(6.7)
Foreign exchange translation differences	8.4	11.0
Net gain / (loss) on hedge of net investment in foreign subsidiaries	8.2	(11.0)
Cash flow hedges:		
Gains taken to equity	-	0.8
Change in fair value of equity securities available-for-sale, net of tax	0.5	(0.7)
Share-based payment transactions	0.7	-
Actuarial loss on defined benefits plans, net of tax	(1.7)	-
Net income / (expense) recognised directly in equity	16.1	(9.0)
Profit for the period	369.5	289.5
Total recognised income and expense for the period attributable to equity holders of Santos Ltd	385.6	280.5

Other movements in equity arising from transactions with owners as owners are set out in notes 11 and 12.

The statement of recognised income and expense is to be read in conjunction with the notes to the half-year condensed financial statements.

1. Corporate Information

The financial report of Santos Ltd ("the Company") for the half-year ended 30 June 2006 was authorised for issue in accordance with a resolution of the Directors on 24 August 2006. Santos Ltd is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange.

2. Summary of Significant Accounting Policies

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the 31 December 2005 annual financial report of Santos Ltd.

It is also recommended that the half-year financial report be considered together with any public announcements made by Santos Ltd and its controlled entities during the half-year ended 30 June 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Preparation

The half-year condensed financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements. The half-year financial report has been prepared on the historical cost basis, except for derivative financial instruments and available-for-sale investments that have been measured at fair value.

The financial report is presented in Australian dollars and all values are rounded to the nearest hundred thousand dollars, unless otherwise stated, under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which that class order applies.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Significant Accounting Policies

The half-year condensed financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 31 December 2005.

Australian Accounting Standards and UIG Interpretations that have recently been issued and that are effective from 1 January 2006 have not impacted the consolidated entity's existing accounting policies as they are either consistent with the existing accounting policies or relate to transactions that the consolidated entity has not entered into.

2. Summary of Significant Accounting Policies (continued)

(b) Significant Accounting Policies (continued)

Accounting for petroleum resource rent tax and similar taxes
As disclosed in the 31 December 2005 Annual Financial Report, there is currently uncertainty regarding the accounting treatment for petroleum resource rent tax ("PRRT") and similar taxes. The Company has continued to account for these taxes under the accruals basis described in the 2005 Annual Financial Report. However, some oil and gas industry participants are of the view that PRRT (and similar taxes) expense is more appropriately measured by applying AASB112 "Income Taxes" and divergent practices on its reporting remain. The Company is of the view that there has been no definitive guidance from any of the relevant accounting standards setting bodies and that there remains uncertainty as to what constitutes an income tax, and therefore will continue to account for these taxes under the accruals basis until such time as this uncertainty is resolved or a clear industry practice develops.

Had PRRT and similar taxes been accounted for as an income tax under AASB 112, a deferred tax asset of $31.8 million (31 December 2005: $150.1 million) would have been recognised at 30 June 2006. Profit before tax would have increased by $25.8 million (30 June 2005: $21.8 million), the income tax expense attributed to these taxes would have been $93.7 million (30 June 2005: income tax benefit of $101.7 million), and profit after tax would have decreased by $75.6 million (30 June 2005: $117.0 million increase).

(c) Basis of Consolidation

The half-year condensed financial statements comprise the financial statements of Santos Ltd and its controlled entities ("the consolidated entity").

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2006

	CONSOLIDATED 30 June 2006 $million	30 June 2005 $million
3. Revenue and Other Income		
Product sales:		
Gas, ethane and liquefied gas	446.3	400.7
Crude oil	550.7	378.6
Condensate and naphtha	203.2	163.0
Liquefied petroleum gas	113.1	76.8
	1,313.3	1,019.1
Other revenue:		
Overriding royalties	7.3	6.2
Total revenue	1,320.6	1,025.3
Other income:		
Equipment rentals, pipeline tariffs and other	7.6	9.6
Net gain / (loss) on sale of non-current assets	2.1	(3.1)
	9.7	6.5
4. Expenses		
Cost of sales:		
Production costs		
Production expenses	162.2	144.1
Production facilities operating leases	23.2	21.2
	185.4	165.3
Other operating costs		
Pipeline tariffs and tolls	22.3	16.6
Royalty and excise	44.0	54.0
PRRT	25.8	21.8
	92.1	92.4
Cash cost of production	277.5	257.7
Depreciation and depletion	270.6	273.3
Third party gas purchases	41.5	58.8
Increase in product stock	(20.6)	(17.0)
Total cost of sales	569.0	572.8
Other expenses:		
Selling, general and administrative expenses:		
Operating expenses	25.2	26.0
Depreciation	1.3	1.4
	26.5	27.4
Foreign exchange (gains) / losses	(0.2)	11.8
Hedge ineffectiveness gains	(0.4)	(0.6)
Exploration and evaluation expensed	132.0	71.3
Net impairment loss / (reversal) of oil and gas assets	26.1	(97.5)
	184.0	12.4

	CONSOLIDATED	
	30 June 2006 $million	30 June 2005 $million
4. Expenses (continued)		
Amounts that are unusual because of their nature, size, or incidence:		
Included in exploration and evaluation expensed is the following amount related to the Banjar Panji 1 well incident:		
Amount provided for potential remediation and related costs	24.3	-

Banjar Panji 1 is an onshore exploration well in the Brantas PSC in East Java, Indonesia. The Company, through its subsidiary Santos Brantas Pty Ltd, has an 18% interest in the Brantas PSC which is operated by Lapindo Brantas Inc.

On 29 May 2006, the Company was informed of an uncontrolled flow of mud and water to the surface from a series of vents proximate to drilling operations. The cause of this venting has not yet been determined.

At this time, it is not possible to complete a detailed assessment of the clean up costs in relation to the incident nor to determine whether the venturers in the Brantas PSC will have any liability in relation to remediation of the area or any other costs. However, it has been considered prudent to make a provision of $24.3 million ($19.2 million after tax) as at 30 June 2006 in respect of potential remediation and related costs that may arise from the incident. This amount will be reviewed as further information comes to light.

The Company has advised its insurers of the incident. As the Company's accounting policy in respect of insurance claims is not to recognise an insurance claim receivable until the insurers have granted indemnity, no estimate of the amount of insurance claims receivable has been recorded at 30 June 2006.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2006

		CONSOLIDATED	
		30 June 2006 $million	30 June 2005 $million
5.	**Earnings**		
	Earnings before interest, tax, depreciation, depletion, exploration and impairment ("EBITDAX") is calculated as follows:		
	Profit before tax	520.7	421.9
	Add back:		
	Net financing costs	56.6	24.7
	Earnings before interest and tax ("EBIT")	577.3	446.6
	Add back:		
	Depreciation and depletion	271.9	274.7
	Exploration and evaluation expensed	132.0	71.3
	Net impairment loss / (reversal) of oil and gas assets	26.1	(97.5)
	EBITDAX	1,007.3	695.1
6.	**Net Financing Costs**		
	Interest income	3.8	4.5
	Interest paid to third parties	57.6	36.7
	Less borrowing costs capitalised	(9.2)	(14.4)
		48.4	22.3
	Unwinding the effect of discounting provisions	9.8	6.9
	Interest expense on defined benefit obligation	2.2	-
	Financial expenses	60.4	29.2
	Net financing costs	56.6	24.7

		CONSOLIDATED	
		Six months ended 30 June 2006 $million	Twelve months ended 31 December 2005 $million
7.	**Exploration and Evaluation Assets**		
	Balance at the beginning of the period	339.1	272.0
	Acquisitions of controlled entities	-	29.6
	Acquisitions of oil and gas assets	42.8	-
	Additions	93.7	168.8
	Exploration and evaluation expensed	(54.8)	(153.5)
	Net impairment reversals	-	6.3
	Transfer to oil and gas assets	(31.2)	-
	Foreign currency translation	(3.8)	15.9
	Balance at the end of the period	385.8	339.1

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2006

		CONSOLIDATED	
		Six months ended 30 June 2006 $million	Twelve months ended 31 December 2005 $million
8.	**Oil and Gas Assets**		
	Assets in Development		
	Balance at the beginning of the period	473.1	550.0
	Additions	79.5	204.6
	Transfer from exploration and evaluation assets	31.2	-
	Transfer to producing assets	(386.2)	(294.3)
	Exploration and evaluation expensed	(21.8)	(2.5)
	Foreign currency translation	(5.1)	15.3
	Balance at the end of the period	170.7	473.1
	Producing Assets		
	Balance at the beginning of the period	4,319.4	3,186.4
	Acquisitions of controlled entities	-	692.5
	Acquisitions of oil and gas assets	27.5	-
	Additions	320.7	578.3
	Transfer from assets in development	386.2	294.3
	Disposals	-	(0.4)
	Depreciation and depletion expense	(263.9)	(543.6)
	Exploration and evaluation expensed	(55.4)	(48.2)
	Net impairment (losses) / reversals	(26.1)	125.0
	Foreign currency translation	(0.9)	35.1
	Balance at the end of the period	4,707.5	4,319.4
	Total oil and gas assets	4,878.2	4,792.5
9.	**Other Land, Buildings, Plant and Equipment**		
	Balance at the beginning of the period	73.5	66.9
	Additions	17.3	23.6
	Disposals	(0.1)	-
	Depreciation	(8.0)	(17.4)
	Foreign currency translation	(0.5)	0.4
	Balance at the end of the period	82.2	73.5

10. Impairment of Cash Generating Units

At 30 June 2006 the consolidated entity reassessed the carrying amount of its oil and gas assets for indicators of impairment. As a result, the recoverable amount of some cash generating units were formally reassessed resulting in:

- An impairment write-down of Patricia Baleen of $21.0 million, and
- Impairment write-downs and reversals in several USA cash generating units resulting in a net write-down of $5.1 million.

Estimates of recoverable amounts are based on the assets value in use, determined by discounting each asset's estimated future cash flows at asset specific discount rates. The pre-tax discount rates applied were equivalent to post-tax discount rates between 7.6% and 12.0% (2005: 8.7% and 15.0%) depending on the nature of the risks specific to each asset. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash generating unit to which the asset belongs.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2006

11. Issued Capital

	Six months ended 30 June 2006	Twelve months ended 31 December 2005	Six months ended 30 June 2006	Twelve months ended 31 December 2005
	Number of Shares		$million	$million
Movement in fully paid ordinary shares				
Balance at start of period	594,301,771	585,520,675	1,627.6	1,557.2
Issuance of ordinary shares:				
Santos Executive Share Plan	-	93,000	-	0.3
Santos Employee Share Acquisition Plan	-	106,744	-	1.2
Shares issued on exercise of options	272,735	4,261,134	1.8	25.6
Shares issued on exercise of Share Acquisition Rights	40,400	-	-	-
Dividend Reinvestment Plan	1,393,593	4,270,418	15.5	42.8
Santos Employee Share Purchase Plan	-	49,800	-	0.5
Balance at end of period	596,008,499	594,301,771	1,644.9	1,627.6
Preference shares				
Redeemable convertible preference shares	6,000,000	6,000,000	584.4	584.4
			2,229.3	2,212.0

12. Dividends

	Dollars Per Share	Total $million	Franked/ Unfranked	Payment Date
Dividends paid in the current period by the Company are:				
2006				
Final 2005 redeemable preference	$2.5300	15.2	Franked	31 Mar 2006
Final 2005 ordinary	$0.20	118.9	Franked	31 Mar 2006
		134.1		
2005				
Final 2004 redeemable preference	$2.4497	14.7	Franked	31 Mar 2005
Final 2004 ordinary	$0.18	105.8	Franked	31 Mar 2005
		120.5		

Franked dividends paid during the period were franked at the tax rate of 30%.

After the balance sheet date the following dividends were proposed by the Directors. The dividends have not been provided for and there are no income tax consequences.

Interim 2006 redeemable preference	$2.5275	15.2	Franked	2 Oct 2006
Interim 2006 ordinary	$0.20	119.2	Franked	2 Oct 2006
		134.4		

The financial effect of these dividends have not been brought to account in the financial statements for the six months ended 30 June 2006 and will be recognised in subsequent financial reports.

13. Segment Information

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Geographic Segments
The consolidated entity operates primarily in Australia but also has international operations in the United States, Papua New Guinea, Indonesia, Egypt, Kyrgyzstan and Vietnam.

	AUSTRALIA		INTERNATIONAL		CONSOLIDATED	
	30 June 2006 $million	30 June 2005 $million	**30 June 2006 $million**	30 June 2005 $million	**30 June 2006 $million**	30 June 2005 $million
Geographic segments						
Revenue						
Total segment revenue	1,258.0	939.0	62.6	86.3	1,320.6	1,025.3
Total revenue					1,320.6	1,025.3
Results						
Earnings before interest, tax, depreciation, depletion, exploration and impairment ("EBITDAX")	972.1	652.7	48.7	69.6	1,020.8	722.3
Unallocated corporate expenses					(13.5)	(27.2)
EBITDAX					1,007.3	695.1
Depreciation and depletion	(241.6)	(241.5)	(22.6)	(25.1)	(264.2)	(266.6)
Exploration and evaluation expensed	(26.8)	(18.2)	(105.2)	(53.1)	(132.0)	(71.3)
Net impairment (loss) / reversal of oil and gas assets	(21.0)	97.5	(5.1)	-	(26.1)	97.5
	682.7	490.5	(84.2)	(8.6)	585.0	454.7
Unallocated corporate depreciation and depletion					(7.7)	(8.1)
Earnings before interest and tax					577.3	446.6
Unallocated net financing costs					(56.6)	(24.7)
Profit before income tax expense					520.7	421.9
Income tax expense					(151.2)	(132.4)
Net profit after income tax attributable to the shareholders of Santos Ltd					369.5	289.5

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2006

14. Acquisition / Disposal of Controlled Entities

(a) Acquisitions of controlled entities

No companies were acquired during the six months ended 30 June 2006.

The following companies were registered during the six months ended 30 June 2006:

Fairview Pipeline Pty Ltd
Fairview Power Pty Ltd
Santos (JPDA 06-104) Pty Ltd
Santos Vietnam Pty Ltd

(b) Disposals of controlled entities

Peko Offshore Ltd was dissolved during the six months ended 30 June 2006.

15. Commitments

In addition to the commitments disclosed in the December 2005 Financial Report, the consolidated entity has entered into the following expenditure commitments during the six months ended 30 June 2006 :

Capital Commitments	$75.3 million
Minimum Exploration Commitments	$67.9 million

16. Contingent Liabilities

There has been no material change to the aggregate of contingent liabilities since the last annual reporting date, other than for:

(a) the following parent company guarantees have been entered into during the six months ended 30 June 2006 in respect of:

- the performance of Santos (Sampang) Pty Ltd's obligations under the Floating Storage and Offloading Facilities agreement; and
- the performance of Santos (Madura Offshore) Pty Ltd's obligations under the Mobile Offshore Production Unit agreement.

The total expenditure commitment under these transactions and which are the subject of a parent company guarantee is approximately $212.9 million.

(b) A "blow-out" occurred at the Banjar Panji 1 well in East Java in May 2006. Santos Brantas is an 18% participant in the Brantas PSC with Lapindo Brantas Inc (50% and also the operator) and a subsidiary of PT Medco Energi Inc (32%). The details of the well incident are disclosed in note 4.

17. Post Balance Date Events

The following events occurred subsequent to 30 June 2006, the financial effects of which have not been brought to account in the half-year financial statements for the six months ended 30 June 2006:

(a) For dividends declared after 30 June 2006 refer note 12;

17. Post Balance Date Events (continued)

(b) On 17 July 2006, Santos Ltd announced it had reached agreement on terms for the acquisition of Australian Petroleum Investments Pty Ltd, the parent company of Delhi Petroleum Pty Limited (Delhi), which will increase its stake in the Cooper Basin oil and gas fields from approximately 63% to 85%. The proposed acquisition includes Santos Ltd buying all of the equity in the Delhi group of companies (Delhi Group) and the transfer to Santos Ltd of the associated ASX-listed Floating Interest Energy LinkeD Securities (FIELDS) issued by the Australian Onshore Energy Fund (AOEF), via a creditors scheme of arrangement (Scheme) which will be held early in the fourth quarter of 2006. Under the Scheme, FIELDS noteholders will be offered a cash payment of $83.25 for each FIELDS, and will be entitled to receive the scheduled August 2006 quarterly interest payment of $2.8058 per FIELDS. As part of the acquisition Santos will assume all outstanding debt liabilities and purchase all issued FIELDS for an estimated $474 million. The total acquisition price is still to be finalised.

Directors' Declaration
for the half-year ended 30 June 2006

In accordance with a resolution of the Directors of Santos Ltd, we state that:

In the opinion of the Directors:

1. the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

   (a) give a true and fair view of the financial position as at 30 June 2006 and the performance for the half-year ended on that date of the consolidated entity; and

   (b) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated this 24th day of August 2006.

On behalf of the Board

Director Director

Adelaide, South Australia

ERNST & YOUNG

Santos House
91 King William Street
Adelaide SA 5000
Australia

GPO Box 1271
Adelaide SA 5001

Tel 61 8 8233 7111
Fax 61 8 8231 1779
DX 135 Adelaide

Independent review report to the members of Santos Ltd

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expense and accompanying notes to the financial statements for Santos Ltd (the company) comprising both the company and the entities it controlled during the half year ended 30 June 2006, and the directors' declaration, for the company for the half year ended 30 June 2006.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange (ASX) and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Santos Ltd and the entities it controlled during the half-year is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 30 June 2006 and of its performance for the half year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

R J Curtin
Partner
Adelaide, South Australia
24 August 2006

SANTOS LTD
A.B.N. 80 007 550 923

DIRECTORS' STATUTORY REPORT

The Directors present their report together with the consolidated financial report of the consolidated entity, being Santos Ltd (***Company***) and its controlled entities, for the half-year ended 30 June 2006 and the auditors' review report thereon.

1. Review and Results of Operations

A review of the operations and of the results of those operations of the consolidated entity during the half-year is as follows:

Production and Sales

Total production volumes for the 2006 first half of 28.7 million boe were 2.4 million boe higher than the 2005 first half. The higher production volumes are principally attributable to a full half-year production of Casino, John Brookes (commenced September 2005), Tipperary (acquired July 2005) and the commencement of production from the Bayu Undan LNG project.

Sales volumes for the 2006 first half of 30.1 million boe were 1.4 million boe higher than the 2005 first half. Sales volumes increased due to the commencement of Casino, Tipperary and the Bayu Undan LNG projects.

In US dollar terms, the average oil price realised by the Company was 38% higher in the first half of 2006 compared to the first half of 2005 and the average US dollar condensate price was 20% higher. The Australian dollar was weaker against the US dollar in the first half-year 2006 (average 0.7459) as compared to first half-year 2005 (average 0.7701). In Australian dollar terms, the average oil price realised by the Company was 40% higher than in the first half of 2005 and the average condensate price was 22% higher. The LPG price realised in Australian dollars was 33% higher. The average gas and ethane price realised increased by 1%.

Product sales revenue for the first half of 2006 increased by 29% to $1,313.3 million. The $294.2 million increase in revenue reflects higher sales volumes for all products and higher average realised prices.

Unusual Items

The results for the first half-year 2006 include the following unusual item: a provision for potential remediation and related costs of $24.3 million that may arise from the Banjar Panji 1 well incident is included in exploration and evaluation expensed. Details of the well incident are disclosed in Note 4 to the financial statements.

Net Profit and Earnings Per Share

The 2006 first half-year net profit attributable to shareholders of $369.5 million is $80.0 million (28%) higher than in 2005 and includes the unusual loss item, referred to above.

Earnings per share were 59.5 cents, compared with the corresponding result of 46.9 cents in 2005.

Shareholders' Equity / Dividends

Shareholders' equity at 30 June 2006 was $3,232.7 million.

On 24 August 2006, Directors declared:-

(i) that a fully franked interim dividend of 20 cents per fully paid ordinary share be paid on 2 October 2006 to shareholders registered in the books of the Company at the close of business on 5 September 2006; and

(ii) that in accordance with the Terms of Issue, a fully franked dividend of $2.5275 per Franked Unsecured Equity Listed Securities be paid on 2 October 2006 to holders registered in the books of the Company at the close of business on 5 September 2006.

The 2006 interim dividend of 20 cents per fully paid ordinary share compares with the 2005 interim dividend of 18 cents per share, fully franked, declared and paid in 2005.

Cash Flow

The net cash inflow from operating activities was $642.9 million or $77.6 million (14%) higher than the 2005 first half inflow of $565.3 million. The higher cash flows are principally attributable to increased production and sales volumes and higher average realised prices.

Net Debt / Leverage Ratio

Net debt stood at $1,513.9 million at 30 June 2006, which was $85.0 million lower than at the beginning of the year due principally to the excess of operating cash flows over capital expenditure.

At 30 June 2006, the leverage ratio was 32% compared to 35% at the beginning of 2006.

Exploration and Evaluation

Expenditure on exploration and evaluation in the first half of 2006 was $168.6 million, compared with $109.4 million for the corresponding period in 2005.

During the first half of 2006, 12 wildcat exploration wells were drilled and the drilling of 3 wells spudded in the fourth quarter of 2005 was completed while one well spudded in the second quarter of 2006 was still in progress. Of the 14 wells finished during the half, 3 wells discovered oil or gas with the commercial significance still to be determined.

A further 22 evaluation wells were drilled during the first half of 2006 with 3 wells in progress on 30 June 2006. Of the 19 wells finished in the first half, 12 were successful and 7 were plugged and abandoned. The 3 wells in progress on 30 June 2006 were subsequently successful.

Oil and Gas Asset Expenditure

Expenditure on development, including plant and equipment and development wells, in the first half of 2006 was $328.6 million, compared with $353.4 million for the corresponding period in 2005. The first half of 2006 development programme included expenditure on the Oyong and Maleo development projects together with various projects within the Cooper Basin. Some 71 development wells were drilled during the first half: 65 wells were cased and suspended as future production wells; 3 wells were drilling at the end of the first half; and 3 wells were plugged and abandoned.

Business Development

During the first half of 2006 the Company acquired interests in Offshore Victoria and Eastern Queensland. The interests acquired included WD Kennedy's 1.75% interest in the Fairview coal seam gas field and Sunshine Gas Limited's interests in the Roma area of Eastern Queensland. The Company increased its consolidated interest in the unitised Kipper field from 14% to 35% by

acquiring 30% of Retention Licence VIC/RL 2 located in the Gippsland Basin from the Woodside Energy Limited Group.

Post Balance Day Event

On 17 July 2006, the Company announced it had reached agreement on terms for the acquisition of Australian Petroleum Investments Pty Ltd, the parent company of Delhi Petroleum Pty Limited (***Delhi***), which will increase its stake in the Cooper Basin oil and gas fields from approximately 63% to 85%. The proposed acquisition includes the Company buying all of the equity in the Delhi group of companies (Delhi Group) and the transfer to the Company of the associated ASX-listed Floating Interest Energy LinkeD Securities (***FIELDS***) issued by the Australian Onshore Energy Fund (***AOEF***), via a creditors scheme of arrangement (***Scheme***) which will be held early in the fourth quarter of 2006. Under the Scheme, FIELDS noteholders will be offered a cash payment of $83.25 for each FIELDS, and will be entitled to receive the scheduled August 2006 quarterly interest payment of $2.8058 per FIELDS. As part of the acquisition the Company will assume all outstanding debt liabilities and purchase all issued FIELDS for an estimated $474 million. The total acquisition price is still to be finalised.

2. Directors

The names of Directors of the Company in office during or since the end of the half year are:-

Surname	Other Names	
Barnett	Peter Charles	Retired 28 February 2006
Dean	Kenneth Alfred	
Ellice-Flint	John Charles (Managing Director)	
Gerlach	Stephen (Chairman)	
Harding	Richard Michael	
O'Leary	Michael Anthony	
Recny	Christopher John	Deceased 4 June 2006
Sloan	Judith	

Each of the above named Directors held office during and since the end of the half year, except for Mr PC Barnett who resigned as a Director of the Company on 28 February 2006 and Mr CJ Recny who passed away on 4 June 2006.

3. Rounding

Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, applies to the Company and accordingly amounts have been rounded off in accordance with that Class Order, unless otherwise indicated.

4. Auditor's Independence Declaration

A copy of the auditor's independence declaration as required by section 307C of the *Corporations Act 2001* is set out on the following page and forms part of this report.

This report is made out on 24 August 2006 in accordance with a resolution of the Directors.

Director **Director**

24 August 2006

ERNST & YOUNG

Santos House
91 King William Street
Adelaide SA 5000
Australia

GPO Box 1271
Adelaide SA 5001

Tel 61 8 8233 7111
Fax 61 8 8231 1775
DX 155 Adelaide

Auditor's Independence Declaration to the Directors of Santos Limited

In relation to our review of the financial report of Santos Limited for the half-year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

R J Curtin
Partner
Adelaide, South Australia
24 August 2006



Delivering Results

2006 Interim Results Webcast

24 August 2006

Santos

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

Webcast Agenda

- Operational and financial highlights
- Financial performance
- Outlook
  - Eastern Australian Gas
  - Cooper Oil Project
  - Managing Costs
  - Timor/ Bonaparte
  - Indonesia
  - Identify New Areas

Santos

Record Financial Result

John Ellice-Flint
CEO & Managing Director

2006 Interim Result

Production	28.7 mmboe	up 9 %
Sales Revenue	$1,313 million	up 29 %
EBITDAX	$1,007 million	up 45 %
NPAT	$370 million	up 28 %
EPS	59.5 cents/ shr	up 27 %
Operating Cash Flow	$643 million	up 14 %
Dividend	20 cents/ shr	up 11 %
Gearing	32 %	improved 2 %

Santos


EHS Performance
Injury Frequency (12 month rolling average)
Full Year 2002
Full Year 2003
Full Year 2004
Full Year 2005
APPEA avg
TRCFR*
10
8
6
4
2
0
2003
2004
2005
2006
*TRCFR = Total Recordable Case Frequency Rate
= Number of recordable injuries per million man hours worked
Santos


2006 First Half Highlights
Development Projects
Bayu Undan LNG first shipments
Casino first gas
Maleo gas 2H 2006
Oyong oil 1H 2007
Exploration Discoveries
Evans Shoal South
Amulet
Value Drivers
Exploitation Success
Cooper oil project
Stag oil optimisation
Acquisitions
Fairview integration
Delhi offer
Kipper
Farm-ins
Santos


Delivering Results
Peter Wasow
Chief Financial Officer
Overview
Financial performance
Outlook
Eastern Australian Gas
Cooper Oil Project
Managing Costs
Indonesia
Identify New Areas
Santos


Underlying Profit Up 68%...
$m
2006 Profit Improvement
500
450
400
350
300
250
200
150
100
50
0
290
(48)
Significant Items*
247
196
Operating Items
(31)
Exploration Expensed
407
(37)
Significant Items*
370
1st Half 2005
Underlying 1st Half 2005
Underlying 1st Half 2006
1st Half 2006
Santos


Production Growth Continues
mmboe
26.3
1.0
Fairview
1.2
Casino
0.9
Darwin LNG Production
2.8
John Brookes
3.0
Field decline and other
28.7
1st Half 2005
1st Half 2006
Santos


Sales Grow Faster
$m
Controllable
Market
1,019
27
Liquids Volumes
53
Produced Gas Vol's
(12)
3rd Party Gas Vol's
6
Gas Prices
222
Liquids Prices
1,313
1st Half 2005
1st Half 2006
Santos


Production Costs Controlled
$m
Volumes
190
180
170
160
150
140
130
120
110
100
90
80
70
165
5
Acquisitions
12
New Fields
3
Other cost increases
185
1st Half 2005 Production Cost
1st Half 2006 Production Cost
Santos


Margins Higher
$/boe netback
36
34
32
30
28
26
24
22
20
18
16
14
25.07
1.16
Production Mix
0.20
Gas Prices
(0.10)
Costs
7.50
Liquids Prices
33.83
1st Half 2005
1st Half 2006
Santos


EBITDAX for 1st Half Tops $1bn
$m
1100
1000
900
800
700
600
500
400
300
200
100
0
695
65
Volumes
227
Prices
23
Other
(3)
Costs
1,007
1st Half 2005
1st Half 2006
Santos


Depreciation, Depletion & Amortisation
$m
Increased Volumes
Rate Increase
300
275
250
225
200
175
150
125
100
75
50
25
0
273
18
East Spar
write-off
255
(5)
Acquisitions/
Disposals
(8)
New
Fields
8
Other
(4)
YE 05
Reserves
& FDC's
(7)
Asset
Additions
271
1st Half 2005
$9.70/boe
$9.06/boe
1st Half 2006
$9.44/boe
Santos

Exploration & Evaluation Expensed

	1st Half 2006		1st Half 2005	
$m	**Incurred**	**Expensed**	Incurred	Expensed
Selsmic, G&G, studies	**45**	**45**	34	34
Drilling	**130**	**63**	76	37
Banjar Panji incident provision	**24**	**24**	–	–
Total	199	132	110	71

Santos

Impairment charge

Impairment (write down) / reversal ($m)

	Half Year 2006	Half Year 2005
Before tax	**(26)**	98
After tax	**(20)**	68

- 2005 reflects reversal of majority of AIFRS related impairment write downs, plus subsequent impairments
- 2006 write down related to Patricia Baleen and US assets

Santos


NPAT : Further Structural Improvement
$m
2006 Profit Improvements
Volume related
600
500
400
300
200
100
0
290
(85)
139
52
(20)
(32)
27
370
Significant Items
Higher Prices
Higher Volumes
Higher net costs
E&E
Other
2005 YTD Actual
2006 YTD Actual
Santos


Cash Flow Growth Remains Strong
First half operating cash flow ($ million)
700
600
500
400
300
200
100
0
Tax change
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
Moomba incident
Santos


Record Development Continues
1st Half 2006 - $497m
1st Half 2005 - $463m
Exploration 107 79
Bayu-Undan Liquids 1 23
Bayu-Undan LNG 7 20
Mutineer-Exeter 25 22
John Brookes 0 79
Cooper Gas 90 97
Cooper Oil D&D 91 32
EQ/NT 43 12
USA 20 23
Indonesia 74 21
Southern Aust 11 38
Corporate & Other 28 17
120 100 80 60 40 20 0 0 20 40 60 80 100
Santos


Delivering Results
John Ellice-Flint
CEO & Managing Director
Overview
Financial performance
Outlook
Eastern Australian Gas
Cooper Oil Project
Managing Costs
Timor/ Bonaparte
Indonesia
Identify New Areas
Santos


Consistent Growth Strategy
Strong cashflow underpins active exploration program
Identify
New Core Areas
Asia, Middle East, USA
Mature
Emerging Core Areas
Indonesia, Timor/Bonaparte, PNG
Enhance
Existing Core Areas
Eastern and Western Australia
2001
2003
2005
2007
2009
2011
2013
Santos


Strong Competitive Position
Leading player in Australian oil and gas production
25%
20%
15%
10%
5%
0%
Source: EnergyQuest EnergyQuarterly Report August 2006
Largest producer of domestic gas and ethane
Top 3 producer of crude oil and LPG
Santos



EA Gas Reserves & Resources
Uncontracted 2P reserves and large contingent resource...
Reserves/Resources (PJ)
4000
3500
3000
2500
2000
1500
1000
500
0
Contracted Volumes
2P Reserves
Contingent Resources
Acquisitions driven by strategic considerations
Uncontracted gas across both conventional and CSG assets
Santos



Eastern Australian Gas Prices
Australian domestic gas prices remain low
18
16
14
12
10
8
6
4
2
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
US (Henry Hub)
Asia (LNG Delivered)
Australia (VenCorp)
This pricing differential is unsustainable
Rapid escalation in capital costs impacting projects
Source: Bloomberg, Poten & Partners, Inc
Santos


Cooper Oil Project
Project is off to an encouraging start...
Exploration, exploitation and Enhanced Oil Recovery
700+ mmbbl oil in place
Four rigs operational
Program to date
– 42 wells drilled
– 37 successful (88%)
14 wells on-line
Cooper Oil Production
Cooper Oil Project
Base
2006
... risk addressed by outcome based funding
Santos


Managing Costs
An integrated approach to cost management...
Keeping costs down
Long term alliance contracts
Cycle time reduction
Scaleable investment options
Continuous improvement
+
Keeping costs out
New technologies
Resource/ reserve conversion
Stress testing investment decisions
... delivering long term value enhancements
Santos

Timor/Bonaparte LNG

First Bayu-Undan LNG a significant milestone

- Strategy to prove up gas resource for LNG expansion
- Evans Shoal South discovery
- Barossa 1 drilling
- Caldita 2 to follow
- 3D seismic acquisition



Barossa
Evans Shoal
Caldita
Bayu-Undan
Petrel
Tern
Legend
Santos Acreage
Oil Field
Gas Pipeline
Gas Field

Santos

Indonesia

Two offshore projects online in the next 12 months

Maleo
- On schedule for start-up 2H 2006
- In-line with project sanction budget

Oyong
- Delayed due to contracting issues
- Start-up now 1H 2007

Jeruk
- Jeruk-3 tested oil, but reduced oil column height
- Integrating data to determine forward plan



Identify New Core Areas

Investing in longer term growth options...


Kyrgyzstan
2006 regional studies and seismic acquisition
Vietnam
Dua-4X discovery,
1 well in 2H 2006
USA
1 well in 2H 2006
Egypt
1 well in 2H 2006

... new country entry in Vietnam

Santos

Summary

Santos continues to deliver on commitments...

- Record profits
- Leading Australian oil and gas producer
  - Number one in domestic gas
  - Well positioned for increasing prices
  - Encouraging early results from Cooper Oil
- First LNG export a turning point
  - Maturing Timor/ Bonaparte LNG growth options
- Re-affirm guidance:
  - 60-61 mmboe in 2006; and
  - 62-63 mmboe in 2007

Santos

Reference slides

Santos

Prices & Exchange Rates

	Half-year 2006	Half-year 2005	Change %
Realised Oil Prices (USD/bbl)	**68.44**	49.67	+37.8
AUD/USD Exchange Rate (after hedging)	**0.7459**	0.7401	-0.8
Realised Oil Price (AUD/bbl)	**92.20**	65.94	+39.8
USA Gas Price (USD/mcf)	**7.42**	6.47	+14.7
Australian Gas Prices (AUD/gj)	**3.37**	3.26	+3.4

Santos

Cost of Sales

	Half Year 2006	Half Year 2005	Change %
Production Costs	**185**	165	12.1
Pipeline Tariffs	**22**	17	29.4
Royalties	**44**	54	-18.5
PRRT	**26**	22	18.2
Total Operating Costs	**277**	258	7.4
Gas Purchases	**42**	59	
Inventory Movement	**(21)**	(17)	
D,D&A	**271**	273	-0.8
Cost of Sales	569	573	-0.7

Santos

2006 First Half Results

	Half Year 2006	Half Year 2005	Change %
Gross Profit	**744**	446	
Other Revenue	**16**	12	
Exploration & Evaluation Expense	**(132)**	(71)	
Impairment	**(26)**	98	
SG&A Expenses	**(26)**	(27)	
Borrowing Costs	**(56)**	(24)	
Foreign Currency Gains / (Losses)	**(1)**	(12)	
Income Tax	**(151)**	(132)	
Net Profit after Tax	370	290	27.6

Santos

Significant Items (after tax)

	Half Year 2006	Half Year 2005
Impairment (write down) / reversal	**(20)**	68
Incremental depletion and depreciation due to impairment reversal	2	(8)
Banjar Panji provision	**(19)**	-
Accelerated depreciation due to East Spar Shut-in	-	(12)
	(37)	48

Santos

2006 Second Half Sensitivities

- US$1 change in the unhedged oil price per barrel leads to change of A$8 million in profit after tax
- One cent movement in the exchange rate will cause a profit after tax movement of A$5 million
- A 1% change in interest rates will cause a profit after tax movement of A$5 million

Santos


Cash Flow Growth Strong
Half yearly operating cash flow ($ million)
900
800
700
600
500
400
300
200
100
Tax change
13% CAGR
Moomba incident
H1 94
H1 95
H1 96
H1 97
H1 98
H1 99
H1 00
H1 01
H1 02
H1 03
H1 04
H1 05
H1 06
Santos